Exhibit 99-(5)(g): Accidental Death Benefit Rider
Accidental Death Benefit Rider (ADB)

This rider is a part of the base policy whose number is shown below. If not shown below, the Base Policy Number is shown on the Policy Data Page.

Base Policy Number

Definitions

The Insured

The person upon whose life the base policy is issued.

You, Your

The current owner of the base policy.

We, Us, Our

ReliaStar Life Insurance Company at our Home Office in Minneapolis, Minnesota.

Written, In Writing

A written request or notice, signed and dated, and received at our Home Office. The form and content of the request or notice must be acceptable to us.

Accidental Death

Death that is directly caused by external, violent, and accidental injury. There must be a bruise or wound that can be seen on the outside of the body, except in the case of drowning or internal injuries revealed by autopsy. Death must occur within 365 days after the date of this injury.

Benefits

We pay the ADB Amount shown on the Policy Data Page to the beneficiary, subject to the terms of this rider, when we receive written proof that the insured's death:

Was an Accidental Death as defined above; and

Occurred while the base policy and this rider were in force.

Any benefit we pay under this rider is in addition to the amount payable under the base policy.

Requested Changes in ADB Amount

After the second policy year, you may request an increase or decrease in your ADB Amount by notifying us in writing.

Increases

Increases in the ADB Amount must be at least $5,000. You cannot increase the Face Amount after the policy anniversary on or next following the insured's 60th birthday.

Requested Changes in ADB Amount

We may require written proof that the insured is still insurable before making an increase. An approved increase goes into effect on the Monthly Anniversary on or next following the date of the approval.

An increase is subject to a free look period during which you have the right to request us to cancel the increase and receive a refund. The request must be made by the latest of:

The 20th day after you receive the new Policy Data Page for the increase; or

The 45th day after the date of your written request.

If you cancel an increase during this period, we will restore the Accumulation Value by refunding the amount of any deductions and charges associated with the increase, or, upon request, you can receive that amount in cash.

Decreases

You cannot decrease the ADB Amount below $5,000.

Changes go into effect on the Monthly Anniversary on or next following the date we receive you request. At least six months must elapse between decreases.

Benefits Not Provided

We will not pay benefits under this rider when one or more of the following caused or contributed to death:

Disease, illness, mental illness, or medical or surgical treatment of them;

Any poison, gas, fumes, drug, or sedative that was voluntarily taken, injected, or inhaled, by the insured;

Suicide, whether the insured was sane or insane;

A felony that the insured committed or tried to commit;

Travel in or descent from any type of aircraft where the insured:

Was a pilot or a crew member;

Was giving or receiving aviation training; or

Had any duties on the aircraft whether or not they were related to operating it.

Cost of Rider Benefits

The cost of this rider's benefits is in addition to the cost of the base policy and is included in the Monthly Deduction. The cost of this rider's benefits is 1 multiplied by 2, divided by 1,000, (1 x 2)/1000, where:

.Is the ADB Rate as described below; and

Is the ADB Amount at the beginning of the policy month.

ADB Rates

The ADB Rates are based on the insured's sex, attained age, and Premium Class for this rider shown on the Policy Data Page. Attained age means the insured's age on the nearest policy anniversary. The ADB Rates are shown on the Policy Data Page. For insureds in a Rated Premium Class for this rider, the ADB Rates will be increased appropriately.

Termination

This rider terminates:

On the Rider Expiry Date;

On the first Monthly Anniversary Date after we receive your written request to terminate this rider. We may ask that you return the policy and this rider so that we can endorse them;

When the base policy is surrendered or terminates; or

When the base policy is in force as paid-up life insurance.

After this rider terminates, we are not liable for its benefits. If we deduct the cost of this rider's benefits after it terminates, it is not considered a reinstatement of the rider. The deduction will be added back to the Accumulation Value of the policy as of the date of the deduction.

General Provisions

This rider does not increase the Accumulation Value, Cash Surrender Value, or Loan Value of the base policy. All base policy provisions apply to this rider, unless changed by the rider. The Incontestability provision of the base policy applies to this rider from the Rider Issue Date, and any increases in ADB Amount from the date of the increase.